Exhibit 99.1

GOLD RESERVE PROVIDES VENEZUELA UPDATE

SPOKANE, WASHINGTON, August 14, 2018                                                                                                                                                                                                                                                                              NR 18-03

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) (“Gold Reserve” or the “Company”) is pleased to provide an update on the payments related to the previously announced Settlement Agreement with Venezuela (“Settlement Agreement”).

Under the terms of the Settlement Agreement Venezuela agreed to pay Gold Reserve a total of approximately US $1.032 billion, comprised of approximately US $792 million in satisfaction of the arbitral ICSID Award granted in favor of the Company and US $240 million for the sale of the Company’s technical mining data related to the Siembra Minera Project. The Company received today Venezuelan government bonds with an estimated current market value of approximately US$88.5 million as payment towards the December 2017 and January and February 2018 monthly installments due under the Settlement Agreement. As a result of this payment the Company has received an aggregate of US $276 million (including payments made to the Company’s trust account with Bandes Bank in Venezuela).  Venezuela remains 5 months in arrears (at US $29.5 million per month) on its obligations under the Settlement Agreement. The Company and Venezuela are continuing discussions to facilitate the payment of the arrears and future payments.

In addition, approximately US $8 million previously tendered by the Venezuelan government was transferred recently from the Company’s trust account in Venezuela to its bank account in North America, leaving approximately US$37 million remaining in the trust account.

Senior Management of Gold Reserve has been in Caracas working with Venezuelan officials on matters related to the development of the large scale Siembra Minera Project. In addition, the Company is also advancing various social works programs in the project area relating to the rehabilitation of medical, educational, and recreational facilities along with engineering work related to landfills, sewage collection, water distribution systems and related treatment plants to facilitate the transition of the area to accommodate a nearby major mining operation.  The Company is currently transporting a large sample of the surface saprolite material to the United States for metallurgical testing which will aid in the final engineering design of the Early Works Project.

Doug Belanger, President, stated, “We are very pleased with the receipt of bonds which confirms our partner’s commitment to meet its obligations and advance one of the largest  undeveloped gold-copper projects in the world, despite their economic challenges. We look forward to continue working with Venezuela towards that goal.”

Canaccord Genuity Corp. has been retained by the Company to provide financial advisory and other services with respect to the bonds.

For further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, W A 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to future payments under the Settlement Agreement, the disposition of the bonds received by the Company and the development of the Siembra Minera Project, including social programs to be undertaken in the project area. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation the risks that payments due under the Settlement Agreement continue to be delayed, the Company may not receive future payments due under such agreement, the Company may not be able to repatriate payments that are received, the bonds described above may not be able to be sold in a timely manner at their current market value or at all, imposition of further sanctions by the U.S., Canada or other jurisdictions that may negatively impact our ability to freely transfer funds from Venezuela or our ability to do business in Venezuela and the development of the Siembra Minera project and the activities planned to be undertaken in connection with the project area may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. For a more detailed discussion of the risk factors affecting the Company’s business, including without limitation the effect of sanctions imposed by the governments of the United States and Canada against dealings with certain Venezuelan entities and individuals, see the Company’s Annual Information Form and Management’s Discussion & Analysis for the year ended December 31, 2017 which have been filed on SEDAR and are available under the Company’s profile at www.sedar.com and which form part of the Company’s Form 40-F for the year ended December 31, 2017 which have been filed on EDGAR and are available under the Company’s profile at www.sec.gov/edgar.

Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.